UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 28, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒     Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐     No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐     No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐     No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO SHAREHOLDERS

FIBRIA CELULOSE S.A. (“Company”), pursuant to the provisions set forth by article 157, §4.º, of Law No. 6,404, from December 15, 1976, as amended (“Brazilian Corporation Law”), and, furthermore, in view of the provisions set forth by CVM Instruction No. 358, from January 3, 2002, hereby informs its shareholders and the market in general the following:

1.  Resolution.  On April 28, 2015, at 2:30 p.m., an Ordinary and Extraordinary Shareholders’ General Meeting of the Company (“O/EGM”) was held, whereby it was approved, among other matters, the amendment to the Company’s corporate purpose, with the inclusion of a more detailed description of the activities already being developed by the Company, as well as other new activities which shall be exploited by the Company.

2.  Right to withdraw.  Under the terms of article 137 of the Brazilian Corporation Law, the approval of the aforementioned amendment to the Company’s corporate purpose entails the possibility for the legitimated dissidents shareholders to exercise their right to withdraw, in regarding to all the outstanding nominative common shares issued by the Company, that are currently held by them.

3.  Entitled Shareholders.  Are entitled to exercise the right to withdraw those shareholders of Company that:

(a)  on March 27, 2015, date of publication of the first call notice for the O/EGM, were lawful holders of outstanding nominative common shares issued by the Company, and thus remained, without interruption, until the date of the exercise of the right to withdraw - provided that any form of share ownership transfer, including through share loan agreements (share loan), shall extinguish the shareholder’s right to withdraw in connection with the transferred shares; and

(b)  dissented from the approval of this resolution, hereto perceived as those who: (i) voted against the approval of the resolution; (ii) abstained from voting in relation to the resolution; and (iii) did not attend the O/EGM.

4.  Term.  The term to exercise the right to withdraw is of thirty (30) days counted as of the date of publication of the minutes of the O/EGM on the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo) and on the newspaper “Valor Econômico”, which means from April 30, 2015 (exclusive) to June 1st, 2015 (inclusive). The amount of the reimbursement shall be paid by the Company in up to (60) sixty days after the end of the term determined for exercising the right to withdraw.

5.  Reimbursement Amount.  As provided by article 45, §1.º, of the Brazilian Corporation Law, the amount of the reimbursement per each nominative common share is R$ 26,308260025, equivalent to the amount of the net equity per share calculated in accordance with the Company’s financial statements regarding the fiscal year ended on December 31, 2014, that were approved in the O/EGM, which were made available for consultation on January 28, 2015, at the websites of the Company (http://www.fibria.com.br/ri), and of the Brazilian Securities Commission (“CVM”) and of BM&FBOVESPA S.A – Bolsa de Valores, Mercadorias e Futuros, on the World Wide Web (internet), as well as published on January 29, 2015, on the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo) and on the newspaper “Valor Econômico”.

6.  Special Balance Sheet.  Pursuant to § 2.º of article 45 of the Brazilian Corporation Law, the dissidents shareholders may request, jointly with the reimbursement, the survey of a special balance sheet base dated as of up to sixty (60) days prior to the date of the O/EGM. In this case, the Company shall at the same period as item 4 above pay eighty percent (80%) of the total amount of the reimbursement mentioned above and, after the special balance is surveyed, the Company shall pay the remaining amount in the term of one hundred and twenty (120) days as of the date of the O/EGM.

7.  Proceedings. The legitimated dissident shareholders that wish to exercise their right to withdraw shall make it, pursuant to the term for exercise, through their custody agents, in accordance with the procedures and presenting the documents required by them, always jointly with written communication to the Company, addressed to Mr. Guilherme Perboyre Cavalcanti, Investor Relations’ Officer, at the address of the Company’s headquarters, in the City of São Paulo, State of São Paulo, at Rua Fidência Ramos, No. 302, 4th Floor, Vila Olímpia, Zip Code 04551-010, containing:

(a)  proof of ownership of nominative common shares issued by the Company, as of the close of trading on March 27, 2015;

(b)  copy of the Identity Document (I.D.) and/or relevant corporate documents that make proof of the legal representation, as applicable; and

(c)  powers of attorney containing special powers for the attorneys-in-fact to express, on behalf of the shareholder, their intention to exercise the right to withdraw and request the reimbursement of the shares, in case the shareholder is represented by an attorney-in-fact.

Finally, we inform that all relevant documents related to the O/EGM are available for consultation at the websites of the Company (http://www.fibria.com.br/ri), of BM&FBOVESPA’s and of CVM in the World Wide Web (internet).

São Paulo, April 28, 2015.

Guilherme Perboyre Cavalcanti

Investor Relations’ Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO